


10030972

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arjent Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1035 Pearl Street, Suite 300
(No. and Street)
Boulder, CO 80302
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

123 E. Lake St Suite 105 Bloomingdale, IL 60108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arjent Capital Markets, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



SIGN HERE

Signature

Managing Member

Title

Notary Public 4/26/10



DENISE STEARNS
NOTARY
PUBLIC
STATE OF COLORADO
exp 12/14/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Brian Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arjent Capital Markets, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member

Title

Notary Public 4/26/10



DENISE STEARNS
NOTARY
PUBLIC
STATE OF COLORADO
exp 12/24/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARJENT CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

Arjent Capital Markets, LLC
1035 Pearl Street, Suite 300
Boulder, CO 80302

Subject: 2009 Annual Report

Please find your copy of the December 31, 2009 Annual Report attached. This report has been prepared by an independent certified public accountant and contains a summary of Arjent Capital Markets, LLC financial activity for the year ended December 31, 2009.

To the best of my knowledge and belief, the information contained in this document is accurate and complete.

Sincerely,



Brian Reynolds
Managing Member

Date Signed: 4/20/10

ARJENT CAPITAL MARKETS, LLC

CONTENTS



MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

123 E Lake Street, Ste. 105
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

INDEPENDENT AUDITORS' REPORT

Members
Arjent Capital Markets, LLC

We have audited the accompanying statement of financial condition of Arjent Capital Markets, LLC (the "Company"), including the condensed schedule of investments, as of December 31, 2009, and the related statements of operations and changes in members' equity and its cash flow for the year ended December 31, 2009 that you are filing pursuant to Rule 17-a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arjent Capital Markets, LLC as of December 31, 2009, and the results of its operations and changes in its members' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by rule 17-a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures described above and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael Coglianese CPA, P.C.
Bloomingdale, IL
April 15, 2010

ARJENT CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

Assets		
Cash and cash equivalents	$	291,196
Accounts receivable		2,115,860
Investment in securities, at market value		13,511,417
Securities, available for sale		10,000
Interest and dividend receivable		26,268
Other assets		643,595
Total assets	$	16,598,336
Liabilities and members' equity		
Liabilities		
Accounts payable	$	111,374
Securities sold, not yet purchased, at market value		7,198,460
Interest and dividend payable		30,038
Total liabilities		7,339,872
Members' equity		9,258,464
Total liabilities and members' equity	$	16,598,336

See accompanying notes to financial statements.

ARJENT CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2009

Revenue	
Realized gain (loss) from marketable securities	$ (32,299)
Unrealized gain (loss) from marketable securities	(1,074,508)
Execution income	459,022
Interest and dividend income	53,347
Miscellaneous income	207,662
Total revenue	(386,776)
Expenses	
Interest and dividend expense	845,443
Indirect expenses	901,141
Professional fees	884,436
Other operating expenses	145,072
Total expenses	2,776,092
Net income (loss)	$ (3,162,868)

See accompanying notes to financial statements.

ARJENT CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2009		
Members' capital, beginning of year	$	7,417,196
Capital contributions		12,840,698
Capital withdrawals		(7,836,562)
Net income (loss)		(3,162,868)
Members' capital, end of year	$	9,258,464

See accompanying notes to financial statements.

ARJENT CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2009	
Cash flows from operating activities	
Net income (loss)	$ (3,162,868)
Adjustments to reconcile net income to net cash provided by (used) by operating activities:	
(Increase) decrease in:	
Accounts receivable	(47,275)
Interest and dividend receivable	(5,577)
Investment in securities, at market value	(4,189,991)
Other assets	(643,595)
Accounts payable	100,374
Securities sold, not yet purchased	2,960,703
Interest and dividend payable	8,198
Net cash provided (used) by operating activities	(4,980,031)
Cash flows from financing activities	
Net capital contributions	5,004,136
Net cash provided (used) by financing activities	5,004,136
Net change in cash and cash equivalents	24,105
Cash and cash equivalents, beginning of year	267,091
Cash and cash equivalents, end of year	$ 291,196

See accompanying notes to financial statements.

ARJENT CAPITAL MARKETS, LLC

CONDENSED SCHEDULE OF INVESTMENTS

December 31, 2009

	Quantity	Percentage of Partners' Capital	Fair Value
Investments in securities, at fair value			
Securities			
Bear Market			
Proshares Trust	34,200	18.4 %	$ 1,705,896
Other		83.9	7,770,475
Total Securities		102.4	9,476,371
Bonds			
United States Treasury			
US Treasury Notes 1.625% due 1-15-2018	553,000	6.7	617,751
Other		23.7	2,191,264
Total Bonds		30.3	2,809,015
Options Purchased			
Motor Liquidation Company-General Motors	980	10.1	938,350
Other		3.1	287,681
Total Options Purchased		13.2	1,226,031
Total investment in securities, at fair value		145.9 %	$ 13,511,417
Securities sold not yet purchased, at market value			
Securities			
Other		60.5 %	$ 5,602,255
Total Securities		60.5	5,602,255
Options Purchased			
Other		17.2	1,596,205
Total Options Purchased		17.2	1,596,205
Total securities sold, not yet purchased at market value		77.8 %	$ 7,198,460

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of operations

Arjent Capital Markets, LLC (the "Company"), a Colorado limited liability company, organized in February 2007, is a broker-dealer, registered with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA") and the Chicago Board of Options Exchange ("CBOE"). The Company owns and operates a Joint Back Office ("JBO") to facilitate the trading of equities, futures and their related option contracts.

The Company, as a broker-dealer, does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Fair value measurements

Effective January 1, 2008, the Company adopted Statement of Financial accounting Standards No. 157, "Fair Value Measurements" (FAS157). FAS157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurement. FAS157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3).

The adoption of FAS 157 did not have a material impact on the Company's financial statements

Securities transactions

The Company does not clear any customer transactions. Executions referral fees and related charges generated from client securities transactions are records on a settlement date basis.

Revenue

The Company's revenue consists of lending and borrowing among accounts, and proprietary trading.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis.

Income taxes

The Company reports as partnership for income tax purposes. Accordingly, no federal income taxes are provided by the Company as its taxable income (loss) of the Company is includable in the members' individual income tax returns.

1. Nature of operations and summary of significant accounting policies (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2009, the Company's net capital was approximately $3,829,000 which exceeded the requirement by approximately $3,729,000.

3. Off balance sheet risk and concentration of credit risk

Credit risk

Credit risk is the amount of loss the Company would incur if the counter party to the transaction fails to perform its agreed upon obligations. The Company conducts all of its futures and foreign currency transactions through FCMs or other counterparties in accounts that are not federally nor otherwise insured. Although the FCMs are subject to various federal and self-regulatory organization rules, bankruptcy or fraud at any of these institutions could significantly impair the operational capabilities and net capital of the Company.

Off balance sheet risk

Futures and currency forward transactions may expose the Company to off-balance sheet risk in the event that adverse market variations on open commodity futures contract, options and foreign currency forward positions result in significant losses or require additional margin deposits. Futures and currency forward trading involved a great deal of leverage whereby a relatively small amount of margin deposits may be utilized to trade contracts with notional values which are many times in excess of such margin deposits. Consequently, futures and forward currency transaction may expose the Company to material off-balance sheet risk in the event that adverse market variations on open positions result in significant losses or require additional margin deposits. As a consequence, the Company may be required to deposit additional cash, marketable securities or other collateral, or liquidate its futures positions with its FCM.

To the extent that the Company has sold short options on futures contracts or currency forward contracts that it does not currently own, it will be obligated to subsequently purchase such options or otherwise satisfy the obligations through delivery of the underlying financial instruments at a future date. Short positions theoretically have an unlimited risk of loss. The Company could incur substantial losses if the market values of such short positions increase prior to when the Company subsequently closes the positions or otherwise satisfies the obligations through the purchase and delivery of the underlying financial instruments.

The Company seeks to limit the potential for losses through the daily monitoring of the positions or through the closing of positions or the establishment of similar offsetting positions. However, losses may nevertheless occur.

4. Securities Investor Protection Corporation ("SIPC") Assessment

Effective April 1, 2009 the SIPC reinstituted an assessment rate on net operating revenue from the securities business requiring companies with greater than $500,000 of net operating revenue to file the Schedule of Assessment and Payment reconciliation (Form SIPC-7T) with SIPC. During the period April 1, 2009 through December 31, 2009, the Company did not have net operating revenue of greater than $500,000, and therefore was exempt from this filing.

5. Subsequent event

The Company has elected to discontinue operations during the year ended December 31, 2010. Management will continue to wind down operations during this time.

ARJENT CAPITAL MARKETS, LLC

SUPPLEMENTAL INFORMATION

December 31, 2009

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Members' Equity qualified for net capital	$	9,258,464
Less: Non allowable assets		(2,769,455)
Commodity futures contracts capital charge		(15,000)
Net capital before haircuts on securities positions		6,474,009
Haircut on Other Securities		(2,644,596)
Adjusted net capital		3,829,413
Net minimum capital requirement of 6.67% of aggregate indebtedness of $111,374 or $100,000 whichever is greater		100,000
Excess net capital	$	3,729,413

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2009	$	3,743,415
Increase in current liabilities		(14,000)
Rounding		(2)
Net capital per above computation	$	3,729,413

ARJENT CAPITAL MARKETS, LLC

SUPPLEMENTAL INFORMATION

For the year ended December 31, 2009

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited
Statement of Financial Condition

	DR	CR
Accounts payable		$ 14,000
Professional fees	$ 14,000	
Accrual for 2009 audit		



MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

123 E Lake Street, Ste. 105
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Members
Arjent Capital Markets, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Arjent Capital Markets, LLC (the Company) for the year ended December 31, 2009, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g) (I) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(I1) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of 1 Reserve T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period ended December 31, 2009, and this report does not affect our report thereon dated April 15, 2010.

The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should run be used by anyone other than these specified parties.



Bloomingdale, IL
April 15, 2010